GUSRAE KAPLAN NUSBAUM PLLC
ATTORNEYS AT LAW

DAVID A. GEHN	120 WALL STREET-25TH FLOOR
SCOTT H. GOLDSTEIN	NEW YORK, NEW YORK 10005	OF COUNSEL
MARTIN H. KAPLAN	TEL (212)269-1400	ROBERT L. BLESSEY
MARLEN KRUZHKOV**	FAX (212) 809-5449
LAWRENCE G. NUSBAUM	—–
MARTIN P. RUSSO	81 MAIN STREET-SUITE 215
WHITE PLAINS, NEW YORK 10601
** MEMBER NY AND NJ BAR	(914) 644-8323
—–
www.gusraekaplan.com

March 3, 2015

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Julie Griffith and John Dana Brown

Re:	Sino-Global Shipping America, Ltd.
Amendment No. 5 dated March 3, 2015 to Registration Statement on Form S-1
Dated October 3, 2014
File No. 333-199160

Dear Ms. Griffith and Mr. Brown:

We are writing this letter on behalf of our client and the issuer Sino-Global Shipping America, Ltd. (the “Issuer”), responding to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 25, 2015 with respect to Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Issuer with the Commission on February 12, 2015. For your convenience, we have reproduced the Staff’s comments in the Comment Letter below immediately preceding the Issuer’s response.

In connection herewith, we are filing Amendment No. 5 (“Amendment No. 5”) to the Registration Statement. Amendment No. 5 reflects the Issuer’s responses to the Staff’s comments set forth in the Comment Letter.

1.	STAFF COMMENT NO. 1 SET FORTH IN ITS 2/25/2015 COMMENT LETTER TO THE ISSUER.

“Exhibit 5.1

1. Please have counsel amend its legal opinion to state that in the opinion of counsel, when the investor warrants and the placement agent warrants have been issued, they will be binding obligations of the registrant under the laws of the jurisdictions governing the warrant agreement and any applicable agreement governing the placement agent warrants. In addition we note that the opinion is limited to Virginia law. To the extent that the above referenced agreements are governed by laws of jurisdictions other than Virginia, please also revise. In the alternative please tell us why you do not believe that revising this opinion is appropriate. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section II.B.1.f.”

1.	ISSUER RESPONSE TO COMMENT NO. 1 OF THE STAFF SET FORTH IN THE STAFF’S 2/25/2015 COMMENT LETTER:

The issuer has filed Exhibits 5.1 and 5.2 in Amendment No. 5 in response to the Staff’s Comment No. 1.

2.	STAFF COMMENT NO. 2 SET FORTH IN ITS 2/25/2015 COMMENT LETTER TO THE ISSUER.

“Exhibits

2. Please file the form of warrant and warrant agreement, form of placement agent warrant, and the placement agency agreement prior to requesting effectiveness. To the extent that there is also a separate placement agent warrant agreement, please also file that agreement prior to effectiveness.”

2.	ISSUER RESPONSE TO COMMENT NO. 2 OF THE STAFF SET FORTH IN THE STAFF’S 2/25/2014 COMMENT LETTER:

The Issuer has filed in Amendment No. 5 the documents requested by the Staff to be filed in the Staff’s Comment No. 2. Please note, however, (i) in the offering there is no warrant agreement that governs all warrants to be issued, rather each investor will receive a warrant that includes all of the terms of the warrants, and (ii) the Placement Agent will receive a Placement Agent Warrant and will not receive a Placement Agent Warrant Agreement. Please see to Exhibits 2.1 (the Placement Agency Agreement), 4.2 (the form of warrant to be issued to investors in the offering), 4.3 (the form of Placement Agent warrant) and 4.4 (the form of Warrant Agent Agreement) filed with Amendment No. 5.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process. You can reach either myself or my associate Bryan Dixon directly at 212-269-1400.

Very truly yours,

/s/ Lawrence G. Nusbaum

cc: Lei Cao, Chief Executive Officer of Issuer